

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via E-mail
Thomas J. Webb
Executive Vice President and Chief Financial Officer
CMS Energy Corporation
Consumers Energy Company
One Energy Plaza
Jackson, Michigan 49201

Re: **CMS Energy Corporation**
            Consumers Energy Company
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed February 24, 2011
            File Nos. 1-9513 and 1-5611

Dear Mr. Webb:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the companies or the filing and the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief